                                 SCHEDULE 13D

           INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION OF
            FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO
                  THE REPORTING REQUIREMENTS OF THE 1934 ACT

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.       )<F*>
                                           ------

                             Cellpro, Incorporated
------------------------------------------------------------------------------
                               (Name of Issuer)
                        Common Stock, $0.001 par value
------------------------------------------------------------------------------
                        (Title of Class of Securities)
                                   151156106
------------------------------------------------------------------------------
                                (CUSIP Number)
      Larry Callahan, 8000 Maryland Avenue, 14th Floor, Clayton, MO 63105
                                (314) 727-5454
------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)
                                   12/29/98
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      <F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      CUSIP No. 151156106
--------------------------------------------------------------------------------------------------

(1)   Names of Reporting Persons.  S.S. or
      I.R.S. Identification Nos. of Above Per-
      sons                                                     Larry Callahan, S.S. ####-##-####
--------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member                    (a)
                                                               -----------------------------------
      of a Group (See Instructions)                            (b)
--------------------------------------------------------------------------------------------------

(3)   SEC Use Only
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(4)   Source of Funds (See Instructions)                       PF
--------------------------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization                     US
--------------------------------------------------------------------------------------------------

Number of Shares                     (7)   Sole Voting
  Beneficially Owned                         Power             919,900
  By Each Reporting            -------------------------------------------------------------------
  Person With
                                     (8)   Shared Voting
                                             Power             -0-
                               -------------------------------------------------------------------

                                     (9)   Sole Dispositive
                                             Power             919,900
                               -------------------------------------------------------------------

                                     (10)  Shared Disposi-
                                             tive Power        -0-
                               -------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by
      Each Reporting Person                                    919,900
--------------------------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row
      (11) Excludes Certain Shares (See In-
      structions)
--------------------------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount
      in Row (11)                                              6.3%
--------------------------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instruc-
      tions)                                                   IN
--------------------------------------------------------------------------------------------------



                          Instructions for Cover Page

      (1) Names and Social Security Numbers of Reporting Persons. Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "Special Instructions for Complying With Schedule 13-D" below).

      (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the


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reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

      (3)   The 3rd row is for SEC internal use; please leave blank.

      (4) Classify the source of funds or other consideration used or to be used in making the purchases as required to be disclosed pursuant to item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

CATEGORY OF SOURCE                                 SYMBOL
Subject Company (Company whose
  securities are being acquired)                       SC
Bank                                                   BK
Affiliate (of reporting person)                        AF
Working Capital (of reporting person)                  WC
Personal Funds (of reporting person)                   PF
Other                                                  OO

      (5) If disclosure of legal proceedings or acquisitions is required pursuant to either items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

      (6) Citizenship or Place of Organization. Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D).

      (7)-(11), (13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc. Rows (7) through (11), inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

      (12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

      (14) Type of Reporting Person. Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

CATEGORY                                           SYMBOL
Broker Dealer                                          BD
Bank                                                   BK
Insurance Company                                      IC
Investment Company                                     IV
Investment Adviser                                     IA
Employee Benefit Plan, Pension
  Fund, or Endowment Fund                              EP
Parent Holding Company                                 HC
Corporation                                            CO
Partnership                                            PN
Individual                                             IN
Other                                                  OO
Note:  Attach additional pages if needed

      NOTES:      Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

      Filing persons may, in order to avoid unnecessary duplication, answer items on the schedule (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosures required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange


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

Act or otherwise subject to the liabilities of that section of the Act.

      Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

                           SPECIAL INSTRUCTIONS FOR
                                COMPLYING WITH
                                 SCHEDULE 13D

      Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

      Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

      Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statements or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

      Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                             GENERAL INSTRUCTIONS

      A. The item number and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

      B. Information contained in exhibits to the statement may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be


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deemed to be filed with the Commission for all purposes of the Act.

      C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

ITEM 1.     SECURITY AND ISSUER

                     Common Stock, $0.001 par value
                     ------------------------------
                 (Title and Class of Equity Securities)
                          Cellpro, Incorporated
                          ---------------------
                            (Name of Issuer)
                 22215 26th Avenue SE, Bothell, WA 98021
                 ---------------------------------------
                           (Address of Issuer)

ITEM 2.     IDENTITY AND BACKGROUND

(a)   Larry Callahan

(b)   8000 Maryland Avenue, 14th Floor
      Clayton, MO 63105

(c)   Registered Representative
      Huntleigh Securities Corporation
      8000 Maryland Avenue, 14th Floor
      Clayton, MO 63105

(d) During the last five years, Mr. Callahan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Callahan was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not, and was not during the last five years, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   US Citizen

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR
            OTHER CONSIDERATION

      Source of Funds:  Personal Funds
        Amount of Funds:  $44,002.25

ITEM 4.     PURPOSE OF TRANSACTION

      The securities acquired by Mr. Callahan were acquired solely for investment and for no other purpose.

      Other than as described above, the only plans or proposals which Mr. Callahan may have relate to or would result in:

      (a) The acquisition by Mr. Callahan of additional securities of the issuer solely for investment or the disposition of such securities from time to time based on the price of the securities and certain other economic and business considerations.

      Mr. Callahan has no other plans or proposals which may relate to or result in any


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of the actions described in paragraphs (b), (c), (d), (e), (f),
(g), (h), (i) or (j) of Item 4.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) The aggregate number of the class of securities identified pursuant to Item 1 beneficially owned by Mr. Callahan is 919,900 shares.

            The aggregate percentage of the class of securities identified pursuant to Item 1 beneficially owned by Mr. Callahan is 6.3%.

      (b) Mr. Callahan provides the following information with respect to the shares he reported in response to paragraph (a):

            Number of shares as to which there is sole power to vote or to direct the vote: 919,900

            Number of shares as to which there is shared power to vote or direct the vote: -0-

            Number of shares as to which there is sole power to dispose or to direct the disposition: 919,900

            Number of shares as to which there is shared power to dispose or to direct the disposition: -0-

      (c) The following transactions in the securities reported were effected in the past sixty days by Mr. Callahan:

            (1)   Larry Callahan
            (2)   11/6/98
            (3)   609,400 shares
            (4)   $0.055 per share
            (5) Transaction effected through Huntleigh Securities Corporation acting in a principal capacity

            (1)   Larry Callahan
            (2)   12/16/98
            (3)   100,000 shares
            (4)   $0.0405 per share
            (5) Transaction effected through Huntleigh Securities Corporation acting in a principal capacity

            (1)   Larry Callahan
            (2)   12/29/98
            (3)   110,000 shares
            (4)   $0.0305
            (5) Transaction effected through Huntleigh Securities Corporation acting in a principal capacity

            (1)   Larry Callahan
            (2)   1/6/99
            (3)   100,500 shares
            (4)   $0.0305
            (5) Transaction effected through Huntleigh Securities Corporation acting in a principal capacity

      (d)   N/A

      (e)   N/A

ITEM 6.     CONTRACTS, ARRANGEMENTS,
            UNDERSTANDINGS OR RELATIONSHIPS
            WITH RESPECT TO THE ISSUER.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Callahan and any person with respect to any securities of the issuer.


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

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      There are no materials required to be filed as exhibits pursuant to Items 3, 4 and 6.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Date)             02/12/1999
             ----------------------------------------

(Signature)        /s/ Larry Callahan
             ----------------------------------------

(Name/Title)
             ----------------------------------------

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

      ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. Sec. 1001).


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